MAIA Biotechnology, Inc.

444 West Lake Street, Suite 1700

Chicago, IL 60606

April 8, 2022

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Jordan Nimitz
Christine Westbrook

Re: MAIA Biotechnology, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted February 14, 2022 CIK No. 0001878313

Dear Ms. Nimitz and Ms. Westbrook:

MAIA Biotechnology, Inc. (the “Company,” “we,” or “us”) hereby responds to the letter, dated March 1, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 2 to its Draft Registration Statement on Form S-1, (the “Registration Statement”).

For the Staff’s convenience, we have repeated below each of the Staff’s comments and have followed each comment with the Company’s written response. Also, in response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing a Registration Statement on Form S-1 (the “Amended Registration Statement”) with the Commission today.

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Amendment No. 2 to Draft Registration Statement on Form S-1 submitted February 14, 2022

Cover Page

1.

We reissue our prior comment 1. Please revise to remove the pipeline table graphic from appearing before the prospectus summary as the prominence of this graphic is not appropriate. Further, please revise your statement on page 2 that you “take added

Division of Corporate Finance

U.S. Securities and Exchange Commission
April 8, 2022

confidence in the potential safety of THIO...” to remove the implication that THIO is safe, as determinations of safety are within the sole authority of the FDA and comparable foreign regulators. We will not object to statements indicating you have added confidence in the “potential tolerability” of THIO.

Response: In response to the Staff’s comments, the Company has removed the pipeline table graphic in front of the prospectus summary and on page 2 and we have replaced the word “safety” with the word “tolerability.” See the changes reflected on the page before the prospectus summary and on page 2 of the Amended Registration Statement.

Prospectus Summary, page 2

2.

We note your statements throughout the prospectus that “Even if [you] are granted an accelerated approval pathway, that may or may not lead to a faster development or regulatory review or approval process and may or may not increase the likelihood that THIO will receive marketing approval.” Please revise to affirmatively state that the FDA’s accelerated approval pathways do not guarantee an accelerated review or marketing approval by the FDA.

Response: In response to the Staff’s comment, the Company has throughout the prospectus replaced statements that assert “even if we are granted an accelerated approval pathway, that may or may not lead to a faster development or regulatory review or approval process and may or may not increase the likelihood that THIO will receive marketing approval,” with an affirmative statement that “the FDA’s accelerated approval pathways do not guarantee an accelerated review or marketing approval by the FDA.” See pages 2, 3, 7, 23, 27, 77, 81 and 114 of the Amended Registration Statement.

Our Pipeline, page 4

3.

We note your revisions in response to our prior comment 3 and reissue. Your disclosure indicates that you have not yet started a Phase 2 trial for THIO-101, THIO-102, or THIO- 103, but the arrows for each candidate extend into the Phase 2 column.

Progress arrows should clearly depict the progress of each candidate to date and should not encroach on phases not commenced. Please shorten the arrows in the pipeline chart to match the current status of each trial as described in the Business section. Please remove from the graphic the rows corresponding to your second generation telomere targeting agents as these programs does not appear currently material. Alternatively, please provide us your analysis as to why these programs are sufficiently material to warrant inclusion in your pipeline table.

Response: In response to the Staff’s comments, the Company has revised the pipeline chart to clearly depict the progress of each compound candidate to date. We have also provided information regarding the materiality of our second generation telomere targeting agent. See pages 5-6 and 78-81 of the Amended Registration Statement.

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Division of Corporate Finance

U.S. Securities and Exchange Commission
April 8, 2022

Business

Current Landscape of the Checkpoint Inhibitor Franchises, page 78

4.

We note your revisions in response to our prior comment 7 and reissue in part. Please clarify the significance of the years under the indication columns in the table on page 78 so that investors have the appropriate context to evaluate your disclosure.

Response: In response to the Staff’s comment, the Company has clarified the significance of the “years” data included in the table by adding a sentence describing the “years” data in the table as providing the timing of FDA approval in the U.S. for the clinical indications of interest. We have also added a header to the columns in the table to clarify the meaning of the “years” data. See page 83 of the Amended Registration Statement.

THIO: A Telomere Targeting Agent, page 85

5.

We note your response to our prior comment 2, which we reissue. You continue to make statements in your prospectus that imply THIO’s efficacy, such as “THIO has demonstrated high activity...” and “The below graphic... demonstrates in vivo anticancer activity of THIO.” You may present objective data from clinical trials but may not state or imply that the data establishes or demonstrates efficacy. Accordingly, please revise your disclosure to remove any implication that THIO’s efficacy is established. Additionally, revise to explain what you mean by “conditional approval on page 75.

Response: In response to the Staff’s comment, the Company has revised the disclosures in the Registration Statement to remove any implication that THIO’s efficacy is established. See pages 93-94 of the Amended Registration Statement. We have also revised the disclosures to explain what we mean by “conditional approval. See pages 77-78 of the Amended Registration Statement.

THIO Program, page 94

6.

We note your response to comment 11, which we reissue in part. You state in your response letter that you supplemented your disclosure to explain that milestone payments under the license agreement only exist with respect to commercial sales milestones as well as the maximum dollar amount of the milestone payments. However, you refer on page 96 and 98 to aggregate milestone payments that do not exceed “low nine-figure fees.” Please revise to disclose the dollar amount of total potential aggregate milestone payments under the license agreements.

Response: In response to the Staff’s comment, the Company has revised its disclosure to disclose the actual dollar amount of total potential aggregate milestone payments under the license agreements. See pages 106 and 108 of the Amended Registration Statement.

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Division of Corporate Finance

U.S. Securities and Exchange Commission
April 8, 2022

Please do not hesitate to contact our counsel Janeane Ferrari, Esq. of Loeb & Loeb LLP at (212) 407-4209 or jferrari@loeb.com with any questions or comments regarding this letter.

Sincerely,

/s/ Joseph McGuire
Joseph McGuire Chief Financial Officer

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